EXHIBIT  12

ALLIED WASTE INDUSTRIES, INC.
RATIO OF EARNINGS TO FIXED CHARGES
(in thousands except for ratios; unaudited)

                                                Three Months Ended March  31,
                                                      1995           1996


Fixed Charges:
   Interest expensed                                 $ 4,665       $ 1,420
   Interest capitalized                                2,183         3,634
      Total interest expense                           6,848         5,054
   Interest component of rent expense                    190           251
   Amortization / write-off of debt issuance cost        141           213
      Total Fixed Charges                            $ 7,179         5,518

Earnings:
   Income from continuing operations before income
   taxes                                             $ 4,108       $ 4,667
   Plus fixed charges                                  7,179         5,518
   Less interest capitalized                          (2,183)       (3,634)
      Total Earnings                                 $ 9,104       $ 6,551

Ratio of earnings to fixed charges                      1.3x          1.2x